Exhibit 12.1

BBX Capital Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
		(In thousands)
Earnings Available to Cover Fixed Charges:
Income from continuing operations before taxes	$78,036	64,683	64,378	96,898	60,462
(Income) loss from equity investees	(13,630)	1,565	573	30	(186)
Distibuted income to equity investees	13,267	-	-	-	-
	77,673	66,248	64,951	96,928	60,276
Add: Fixed charges:
Interest on borrowings	$37,243	42,173	47,402	50,621	59,964
Interest portion of rent expense	5,249	4,536	4,271	3,593	4,634
Total fixed charges (1)	42,492	46,709	51,673	54,214	64,598
Earnings available to cover fixed charges	$120,165	112,957	116,624	151,142	124,874
Ratio of earnings to fixed charges	2.83	2.42	2.26	2.79	1.93

(1) Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.